				Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest charges	$133,598	$126,788	$149,780	$163,409	$131,197
Interest applicable to rentals	13,707	8,832	8,928	8,773	9,197

Total fixed charges, as defined	147,305	135,620	158,708	172,182	140,394

Preferred dividends, as defined (a)	6,991	6,444	5,969	6,514	1,151

Combined fixed charges and preferred dividends, as defined	$154,296	$142,064	$164,677	$178,696	$141,545

Earnings as defined:
Net Income	$192,264	$206,497	$211,988	$192,779	$144,767
Add:
Income Taxes	108,288	110,270	107,067	123,701	57,197
Fixed charges as above	147,305	135,620	158,708	172,182	140,394

Total earnings, as defined	$447,857	$452,387	$477,763	$488,662	$342,358

Ratio of earnings to fixed charges, as defined	3.04	3.34	3.01	2.84	2.44

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.90	3.18	2.90	2.73	2.42

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.